Associated

2014 | ASSOCIATED BANC-CORP
SUMMARY ANNUAL REPORT

@ChelseaWilms
29 May 2014, 6:41 PM

@ASSOCIATEDBANK
I LOVE BANKING WITH YOU!
THANK YOU FOR YOUR
GREAT SERVICE. :)

AVERAGE LOANS
$ in billions


$18
16
14
12
10
2012
2013
2014

AVERAGE DEPOSITS
$ in billions


$18
16
14
12
10
2012
2013
2014

EARNINGS PER COMMON SHARE


$1.20
1.00
.80
.60
.40
2012
2013
2014

DIVIDENDS PER COMMON SHARE


$0.40
.30
.20
.10
0
2012
2013
2014

In thousands (except per share data and performance ratios)	2012	2013	2014
OPERATING RESULTS			
Net interest income	$ 625,992	$ 645,543	$ 680,967
Noninterest income	313,290	313,099	290,319
Noninterest expense	674,723	680,649	679,241
Net income available to common shareholders	173,773	183,534	185,507
ANNUAL AVERAGES			
Assets	$ 21,976,357	$ 23,305,758	$ 25,111,597
Loans	14,741,785	15,663,145	16,838,994
Investment securities	4,469,541	4,995,331	5,594,232
Deposits	15,582,369	17,438,195	17,647,084
PERIOD END			
Tier 1 common equity[1]	$ 1,875,534	$ 1,913,320	$ 1,808,332
Tier 1 common equity ratio[2]	11.61%	11.46%	9.74%
Allowance for loan losses/nonaccrual loans	118%	145%	150%
Nonperforming assets/total assets	1.23%	0.84%	0.72%
Associated Bank, N.A. Senior Credit Rating (Moody's)	A3	A3	A3
PER COMMON SHARE DATA			
Common shares outstanding	169,304	162,623	149,560
Diluted earnings per share	$ 1.00	$ 1.10	$ 1.16
Dividends per common share	0.23	0.33	0.37
Tangible book value per share	11.39	11.62	12.06
PERFORMANCE RATIOS			
Net interest margin	3.30%	3.17%	3.08%
Return on average assets	0.81	0.81	0.76
Return on average tier 1 common equity[1]	9.45	9.77	9.92

[1] Tier 1 Common Equity (T1CE), a non-GAAP financial measure, is used by banking regulators, investors and analysts to assess and compare the quality and composition of our capital with the capital of other financial services companies. Management uses Tier 1 Common Equity, along with other capital measures, to assess and monitor our capital position. Tier 1 Common Equity is Tier 1 capital excluding qualifying perpetual preferred stock and qualifying trust preferred securities.
[2] The ratio of T1CE to risk weighted assets.

ASSOCIATED BANC-CORP (NYSE: ASB)

is one of the top 50 U.S. bank holding companies and the parent of Associated Bank, National Association[1]:

- $27 billion in assets
- $18 billion in loans
- $19 billion in deposits
- $2.8 billion market capitalization

Associated is known for its strong relationships with the customers and communities it serves:

- More than 4,300 colleagues serve approximately one million customers.
- Our colleagues volunteered more than 53,000 hours of service and served on more than 500 volunteer boards.
- Associated is the #1 mortgage originator in Wisconsin, six years in a row.
- Associated Financial Group is among the U.S. top 50 insurance brokerage firms.

PRODUCTS AND SERVICES

Associated offers an extensive set of financial and risk management products and services:

- Commercial and Business Lending
- Commercial Real Estate Lending
- Treasury Management, Capital Markets and Insurance Services
- Consumer Banking and Retail Brokerage
- Residential Mortgage and Home Equity Lending
- Private Banking, Trust, Retirement Plan Services and Asset Management

OUR VISION AND VALUES

Associated Banc-Corp will be the most admired Midwestern financial services company, distinguished by sound, value-added financial solutions with personal service for our customers, built upon a strong commitment to our colleagues and the communities we serve, resulting in exceptional value for our shareholders.


MINNESOTA
1999
WISCONSIN
1861
MICHIGAN
2012
IOWA
ILLINOIS
1987
INDIANA
2011
OHIO
2011
MISSOURI
2006
>$1bn deposits
>$500mm deposits

OUR FOOTPRINT

Associated has over 200 branches serving more than 100 communities throughout Wisconsin, Illinois and Minnesota, with commercial financial services in Indiana, Michigan, Missouri, Ohio and Texas[1].

On December 23, 2014, Associated joined many of the top United States banks that currently trade on the New York Stock Exchange (NYSE). The company looks forward to the NYSE providing support and visibility for existing and prospective shareholders.

(1) Data as of December 31, 2014.



William R. Hutchinson
Chairman

Philip B. Flynn
President & Chief Executive Officer

Dear Shareholders,

Five years ago our company faced a series of urgent challenges. While many considered it one of the darkest moments in our organization's history, we believed Associated could have a very strong future. We faced the company's challenges head on, while also devoting significant effort to achieve our vision of becoming the most admired Midwestern financial services company.

Moving our company toward that vision has been about transforming limitations into advantages. It is about rewriting our sense of what is possible and challenging ourselves to raise the bar on how we deliver value to our customers, our communities and our shareholders.

DELIVERING ON OUR SHAREHOLDER COMMITMENTS

Our strategy has enabled us to deliver five consecutive years of improving profitability. In 2014, we accomplished this through:

- **Organic growth activities** – Our average loan balances increased 8% from a year ago, with total Commercial portfolios up $1 billion, or 10%.
- **Efficiency and expense management** – We delivered our third consecutive year of flat expenses, actually reducing expenses by $1 million in 2014, despite significant investments in facilities and technology.
- **Disciplined capital deployment** – Our dividends per common share of $0.37 were up 12% from 2013. In addition, the company repurchased more than 14 million shares of common stock during the year.

GROWING INTELLIGENTLY

Associated offers an extensive set of financial and risk management products and services that address the distinct needs of individual and business customers. As a regional bank, we hold a unique position in our markets in that we are small enough to deliver personalized service, yet large enough to deliver a full suite of products to meet complex financial needs. How we deliver those services and products has been a key driver of our success.

Competition for general commercial loans has increased as banks seek asset growth. We continue to see aggressive loan structures and pricing that do not appropriately compensate for risk. Over the past five years we have grown a diversified loan portfolio, while increasing value to our shareholders and maintaining a conservative, sustainable credit culture.

In 2014, our Commercial and Business lending average portfolios grew nearly $700 million, or 12%. Within this group, general commercial loans grew almost $260 million, or 5% during the year. Manufacturing continues to be our largest contributor to growth.

Specialized Markets, which Associated introduced less than five years ago, represents our largest Commercial growth segment. We continued to diversify the Commercial portfolio with growth of approximately $260 million in Oil and Gas reserve secured loans and $160 million in Power and Utilities loans. Growth will moderate as these businesses mature.

Our Commercial Real Estate group remains focused on serving the needs of proven developers in our upper Midwest footprint. Our steady pipeline of activity resulted in 8% loan growth in 2014. During the year, we expanded into the institutional space with a Real Estate Investment Trust segment. We have high expectations for this new team as they leverage existing relationships within our footprint and target national opportunities with primarily investment grade ratings and full relationship potential.

Investments in our Private Banking, Trust and Asset Management businesses have enhanced our overall service model and include coverage in all our major markets. Our Trust assets under management have grown to a record $8 billion. We see opportunity across our markets to grow and expand this business.

Associated Financial Group, our insurance division, continued to be a key contributor to our core fee income, generating almost $50 million in revenues last year. The 2015 acquisition of Ahmann & Martin Co. increases the scale of our insurance business and balances our fee categories by adding more commercial property and casualty expertise. The combined strengths of our companies in risk management, employee benefits, insurance and financial services expand the ways we help customers manage personal and business risk, all with one trusted partner.

The role of the Retail branch has shifted from a primary location for basic transactions to a destination for financial consultation and sales. Since 2007, we have consolidated or sold nearly 30% of our branches. We have made investments to utilize remaining branches to reframe the customer experience and promote self-service capabilities.

Adoption of alternative banking channels grew at an increasing rate across all business segments. This shift is most evident in the Retail Bank where we introduced consumer deposit online account opening, upgraded our online lending and introduced Apple Pay™ and MasterPass™ digital commerce capabilities last year. We expect these investments will further drive growth across our consumer lines of business, including residential lending where Associated has firmly positioned itself for the past six years as the number one mortgage originator in Wisconsin.

INVESTING IN OUR MARKETS

In 2014, we began an effort to reinvigorate our presence in mid-sized markets. The strategy focuses on seven markets, including Rochester, Minnesota; Eau Claire, La Crosse and Central Wisconsin; and Rockford, Peoria and Southern Illinois.

Our company's presence in most of these markets was established via a merger or acquisition over the last few decades. As time has passed, our market

share has eroded as we lost focus of the Bank's role in meeting community needs. We are reinvesting in these communities by appointing local leaders who can help bridge the effectiveness of traditional community banking models — where lending decisions are made locally — and the importance of centrally managing risk for Associated.

The community banking model will also help position Associated colleagues to be true strategic partners who respond to, and anticipate our customers' and our communities' needs. We expect the development of this strategy to be a multi-year initiative that will improve our ability to grow organically while helping position Associated for future acquisition opportunities.

In 2015, we will also be working to increase our presence and penetration in select metropolitan markets. Based on our competitive presence, market demographics and current sales momentum, we are focused on growing our Commercial presence in Chicago, Madison, Milwaukee, Minneapolis and the greater Green Bay area.

DRIVING SERVICE EFFICIENCIES

Aligning our operations with market opportunities is a process that never ends. We constantly assess our plans and take steps to ensure our long-term position through improvements in productivity and efficiency.

In 2014, we centralized our Commercial support services for customers with aggregate borrowing needs of $1-5 million. As a result, we can move more quickly on competitive opportunities and deliver a better customer experience. This is a huge advantage that helps drive profitability and performance.

We also expanded our service channels. Customers now interact with us via email, social media, interactive voice response and live chat. Knowing that nothing compares to the warmth of a friendly voice, our local, industry-recognized Customer Care teams are also available to serve customers by telephone — anytime, day or night.

Our investments in technology and efforts to reengineer processes, which allow us to grow the business without increasing staff, also enhance our speed to market.

We believe we have the right plans in place to gain continued efficiencies as we grow the company.

From a risk perspective, we have built a structure primed for us to become a larger organization. We have invested heavily in our financial intelligence processes and compliance programs, and have an increased focus on risk management.

As we look forward, we will continue to seek ways we can prudently grow our capabilities to gain efficiencies and better serve our customers.

PERSONALIZING THE CUSTOMER EXPERIENCE

In an industry built on long-term relationships, providing unmatched customer experience is vital to success.

Customers look to us for help with up to four different types of services: borrowing, saving and investing, transacting, and protecting their lives and property. To do right by our customers we need to first understand their needs, then match them with our capabilities that will best help them reach their financial and risk management goals.

As a result of investments made over the past years — in technology, facilities, services and staff — we continue to improve the customer experience. Our strong scores in customer engagement show steady improvement and competitive leadership in our markets.

While we are proud of these accomplishments, we recognize that from a cross-industry perspective, financial institutions continue to score lower than most other sectors. Fueled in part by post-recession, anti-bank sentiments, many consumers and businesses continue to believe that banks do not operate with their best interests in mind.

In 2014, we shifted the way we interact with consumers and business owners by asking them to challenge us, and the industry as a whole, to deliver better products and services. Our goal in this effort is to better understand how we can reshape and amplify positive customer experiences.

STRENGTHENING OUR COMMUNITIES

We ultimately can only be successful if the communities in which we operate are also successful. Through our product offerings, facility and staff investments, and grant making and volunteer efforts, we continuously strive to make banking solutions and related services available to anyone who resides in our markets.

Like our banking decisions, most of our philanthropy is delivered locally. Our colleagues know the needs of their markets and guide our company's commitment to those needs. In all of Associated's regions, colleagues joined together to help raise more than $1 million for the United Way for the fourth consecutive year.

It gives us great pride to see our colleagues engaged as leaders in their communities. Each year, we witness increased volunteerism through which colleagues help foster economic development, provide financial literacy services and find other ways to serve our markets. Colleagues logged more than 53,000 hours of volunteer time and provided representation on more than 500 volunteer boards in 2014.

SUCCEEDING TOGETHER

Despite migration to online and mobile banking services, banking remains fundamentally a people business. For that reason, we work to attract, develop, engage and retain the best and brightest colleagues in our markets. Simply stated, we want to become the employer of choice for anyone interested in working in the financial services industry.

There is a strong emphasis on looking within our own organization for high-caliber talent. In 2014, more than 30% of open positions were filled by Associated colleagues. This internal hire rate is above industry benchmarks and represents positive career growth opportunities available for colleagues at our company.

Our talent is extended through our Board of Directors. In October, we welcomed R. Jay Gerken to our Board. Jay is a director of 18 mutual funds with approximately $30 billion in assets associated with Sanford C. Bernstein Fund, Inc. Long-time Director Ronald R. Harder will retire from the company's Board at the annual meeting of shareholders in April. We thank Ron for his many years of dedicated service to Associated.

DELIVERING VALUE

All elements of our strategy are ultimately designed to deliver value to our shareholders. You have invested and trusted in us to build a company with the infrastructure, direction and discipline to deliver long-term sustainable growth. Our company has already proven we have the mindset, methods and motivation necessary to be successful.

We will continue to accept challenges not as constraints, but as opportunities to seek new and better ways of achieving our goals. With this determination, we look forward to serving our customers with unmatched quality and value, meeting the needs of our communities through access to financial and support services, and fostering the personal and professional growth of our colleagues.

In closing, we want to thank the Associated colleagues whose efforts made the past year a successful one. They are constantly being asked to help us keep pace with a changing environment and advance the ways we deliver our products, services and solutions. As outlined in the pages that follow, it is truly their commitment that has transformed our company and driven our success.

Philip B. Flynn
President & Chief Executive Officer

William R. Hutchinson
Chairman

March 12, 2015

For the past five years, we have pursued an ambitious agenda to differentiate Associated. Our strategy has several dimensions designed around exceeding our customers' expectations, investing in our people and working with our communities to help share our organization's success. These efforts are managed in a long-term context with an ultimate objective of rewarding our shareholders for their trust in our company.

68% OF EXECUTIVES WOULD CONSIDER SWITCHING BANKS FOR BETTER CUSTOMER SERVICE.

JOIN THE 32% WHO DON'T HAVE TO.

AssociatedBank

We believe customers need to hold banks — including ours — accountable for better service, products and practices.

24/7/365 SERVICE

Average **CALL WAIT TIME** *of* **LESS** *than* **50 SECONDS**

200 LANGUAGES

The Society of Consumer Affairs Professionals in Business (SOCAP International) designated Associated's customer engagement efforts as a "strategic asset," the highest possible rating.

DEMANDING MORE

Many consumers and businesses see financial institutions as undifferentiated. As a result, most people don't switch banks, even when unhappy with the service. Rather than making a change, they become apathetic and do nothing.

In 2014, we addressed this inertia head-on with a new marketing campaign that empowers customers to hold banks accountable to provide better service, products and practices.

Customers engaged in the campaign by sharing @AssociatedBank tweets about their banking experiences. Comments showcased the value of 24/7/365 customer service, the conveniences of in-branch, mobile and online banking, and the commitment of our colleagues to their customers.

The campaign garnered high-profile media attention for its ability to seize anti-bank sentiments and highlight what makes the Associated experience better. While we feel very good about this recognition, in the end, it's about helping prospects realize they deserve a bank that looks out for their best interests, treats them fairly and understands their needs.

Absolutely love online banking with @AssociatedBank! VERY convenient and VERY simple! Get it today!

@steviesunshine7

@KirbysLeftEye

@FamousJame_s YES I love my bank. Associated Bank.

S/O to @AssociatedBank's customer care line. I called last week & was startled (in a good way) to have a human answer after a couple rings!

@JenaRichter

SUCCEEDING TOGETHER

There's never just one person who makes the organization successful, who solves the customer's issue, who makes a difference in our community. At Associated, it's a team of people that does that, and we believe firmly that we succeed together.

Recognizing the value our colleagues bring to the organization, we continuously invest in programs and resources necessary for them to reach their full potential. Our goal is to build a diverse and inclusive culture where colleagues of all backgrounds can succeed, and our customers and community partners feel welcomed and understood.

"I've created strong connections and I'm gaining the experience needed to take on a leadership role. I already feel like a leader in the company!"

Strong Connections. **Clear** Direction. **Real** Opportunities.



Carmela, Bank Manager and Co-chair of Chicago's Cultural Awareness Network

THE POWER OF INCLUSION

Creating an environment where colleagues can benefit from each other's perspectives, cultures, backgrounds and skills is extremely powerful in meeting the needs of our customers and communities.

Associated's customers represent people of diverse backgrounds. To effectively attract and serve these customers, we want our colleague population to mirror the larger communities in which we do business. Through targeted recruitment activities and a concerted effort to present diverse candidates for interviews, we have doubled minority hiring in key markets over the past two years. At the same time, we have maintained a 27% representation of women in senior leadership roles.

In 2014, we also launched a new initiative focused on diversity and inclusion with procurement, business practices and supplier diversity. This program is designed to help us better understand which of our supplier partners have diverse ownership. In addition, we are working to understand which of those partners currently do business with minority or women owned providers.

We encourage all colleagues to expand their networks by participating in one or more of Associated's Colleague Resource Groups. These groups — including ones focused on women, ethnicity, young professionals, veterans, and lesbian, gay, bisexual and transgender (LGBT) — help drive colleague recruitment and retention, professional development and market outreach.

1,100 COLLEAGUES

participate in Colleague Resource Groups.



"Veterans recognize discipline, loyalty and adaptability as highly valued qualities for an organization and team."

Michelle, Corporate Risk Management Applications Manager and former Army Captain

THE VETERAN CONNECTION

Associated Veterans Network (AVN) provides colleagues a supportive environment to collaborate on important veterans' issues while also focusing on recruitment, development, social and community-based events. Through targeted efforts, we are actively hiring high-caliber veteran talent and helping them make the most of their military skills in the workplace.

INVESTING IN OUR COMMUNITIES

Associated is mindful of our interdependent relationships with the communities where we live and serve. We volunteer our expertise and financial support in identifying needs and in leading efforts to promote affordable housing, provide small business lending and support neighborhood development in communities throughout the company's footprint.

We continue to invest in financial literacy and homebuyer programs. We have also extended our reach with select new branches in low-to-moderate income areas.

BUILDINGS BENEFIT LOCAL COMMUNITIES

In 2014, Associated extended its community commitment by providing two vacant office buildings to nonprofit organizations as a donation or at a highly discounted rate. In Green Bay, the Associated Bank – Neighborworks Collaborative Center now houses multiple nonprofit organizations, including the United Way and Girl Scouts. The Associated Center in La Crosse is now home to the city's Chamber of Commerce.

More than
20% of BRANCHES
in low-to-moderate income census tracts.

Funded over
$2 MILLION
in residential mortgage loans for
HABITAT *for* HUMANITY.

$1 MILLION
raised for the
UNITED WAY.

More than
350 EVENTS
related to financial literacy, home buying and economic development.

More than
53,000 HOURS
of volunteer service including representation on
515
nonprofit boards.


ADAMS SQUARE





Providing banking solutions for all who reside in our markets is the right thing to do and ultimately good for business.

RAISING DOWNTOWN PROFILES

Thanks to shared efforts with the City of Milwaukee and NEWaukee, Associated opened its Haymarket Square branch and an adjoined community park. The branch offers 24/7 self-service banking solutions and a digital demonstration zone.

The park, located south of the branch, provides green space in an ideal location for downtown community events. We anticipate the addition of the park will spark further development and revitalization in the area, and provide opportunities to demonstrate our continuing commitment to the greater Milwaukee community.

BOARD OF DIRECTORS



William R. Hutchinson
Chairman,
Associated Banc-Corp
President, W. R. Hutchinson & Associates, Inc.



R. Jay Gerken
Director of 18 mutual funds associated with Sanford C. Bernstein Fund, Inc.



Cory L. Nettles
Founder & Managing Director,
Generation Growth Capital, Inc.



John F. Bergstrom
Chairman &
Chief Executive Officer,
Bergstrom Corp.



Robert A. Jeffe
Managing Partner & Founder,
Source Rock Energy Partners



J. Douglas Quick
Chairman,
Lakeside Foods, Inc.



Ruth M. Crowley
Executive Vice President,
Summit Resources International



Eileen A. Kamerick
Adjunct Professor of
Law & Consultant



Karen T. van Lith
Consultant



Philip B. Flynn
President &
Chief Executive Officer,
Associated Banc-Corp



Richard T. Lommen
Chairman,
Courtesy Corp.



John (Jay) B. Williams
Chairman,
Milwaukee Public Museum

EXECUTIVE COMMITTEE



Philip B. Flynn
President & Chief Executive Officer



Patrick J. Derpinghaus
Chief Audit Executive



Arthur G. Heise
Chief Risk Officer



Donna N. Smith
Head of Corporate Banking



William M. Bohn
Head of Private Client and Institutional Services



Judith M. Docter
Chief Human Resources Officer



Scott S. Hickey
Chief Credit Officer



David L. Stein
Head of Consumer & Commercial Banking



Oliver Buechse
Chief Strategy Officer



Randall J. Erickson
General Counsel & Corporate Secretary



Timothy J. Lau
Head of Community Markets



John A. Utz
Head of Specialized Financial Services Group



Christopher J. Del Moral-Niles
Chief Financial Officer



Breck F. Hanson
Head of Commercial Real Estate and Chicago Market President



Christopher C. Piotrowski
Chief Marketing Officer



James Yee
Chief Information & Operations Officer

ASSOCIATED BANC-CORP
433 Main St. | Green Bay, WI 54301
920-491-7500

AssociatedBank.com

COMMON STOCK LISTING & TRADING
Traded: NYSE
Stock Market Symbol: ASB

SHAREOWNER INQUIRIES
800-468-9716 or 651-450-4064
24/7 automated system or representative from
7 a.m. – 7 p.m. CT, Monday through Friday

Additional information is available at
Investor.AssociatedBank.com

TRANSFER AGENT AND REGISTRAR CORRESPONDENCE
Wells Fargo Shareowner Services
1110 Centre Pointe Curve
Suite 101
MAC N9173-010
Mendota Heights, MN 55120
800-468-9716 or 651-450-4064
www.shareowneronline.com

ANNUAL MEETING OF SHAREHOLDERS
April 21, 2015
11 a.m. CT
KI Convention Center
333 Main St.
Green Bay, WI 54301

Proxy materials for the 2015 Annual Meeting of Shareholders are available via the Internet. Shareholders as of the February 27, 2015, record date have been mailed a notice regarding the availability of proxy materials, which includes the Internet website address where the proxy materials can be viewed and shares voted. It also includes instructions for requesting a paper copy of the proxy materials via telephone, Internet website or email.

ANNUAL REPORT ON FORM 10-K
Shareholders and other interested persons may obtain a copy of Associated Banc-Corp's 2014 Annual Report on Form 10-K at AssociatedBank.com/Investor or by calling or writing Associated Banc-Corp Investor Relations.

FSC FPO

IMPORTANT NOTE REGARDING FORWARD-LOOKING STATEMENTS: Statements made in this Summary Annual Report which are not purely historical are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. This includes any statements regarding management's plans, objectives, or goals for future operations, products or services, and forecasts of its revenues, earnings, or other measures of performance. Such forward-looking statements may be identified by the use of words such as "believe," "expect," "anticipate," "plan," "estimate," "should," "will," "intend," "outlook" or similar expressions. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. Actual results may differ materially from those contained in the forward-looking statements. Factors which may cause actual results to differ materially from those contained in such forward-looking statements include those identified in Associated's most recent Form 10-K and subsequent SEC filings. Such factors are incorporated herein by reference.

MKTCC0002